APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Balance Sheet	6/30/2022	Changes	Proposed
Current Assets		Non-504	
Cash	$0	$30,000	$30,000
Accounts Receivable	$0	$0	$0
Inventory	$0	$20,000	$20,000
Total Current Assets	*$0*	*$50,000*	*$50,000*
Fixed Assets (Net)			
Land	$0	$0	$0
Buildings	$0	$0	$0
Renovations	$0	$32,522	$32,522
Equipment & Machinery	$0	$0	$0
Furniture & Fixtures	$0	$6,000	$6,000
Total Fixed Assets	*$0*	*$38,522*	*$38,522*
Intangibles			
Intangible Assets	$0	$0	$0
Organizational Expense	$0	$0	$0
Loan Fees	$0	$1,271	$1,271
Total Intangible Assets	*$0*	*$1,271*	*$1,271*
Total Assets	**$0**	**$89,793**	**$89,793**
Current Liabilities		Non-504	
Notes Payable - Bank	$0	$0	$0
Notes Payable - Other	$0	$0	$0
Taxes Payable (3)	$0	$0	$0
CPLTD - Loan 1	$0	$5,355	$5,355
CPLTD - 504 Commercial			$0
CPLTD - 504 Bonds			$0
Total Current Liabilities	*$0*	*$5,355*	*$5,355*
Long Term Liabilities			
Long-Term Loan 1	$0	$69,438	$69,438
Subordinated Officer Debt	$0	$0	$0
Other Long Term Debt	$0	$0	$0
Total LT Liabilities	*$0*	*$69,438*	*$69,438*
Total Debt	***$0***	***$74,793***	***$74,793***
Equity		Non-504	
Common Stock	$0		$0
Additional Cash Injection	$0	$15,000	$15,000
Retained Earnings	$0		$0
Treasury Stock	$0	$0	$0
Total Equity	*$0*	*$15,000*	*$15,000*
Total Debt & Equity	**$0**	**$89,793**	**$89,793**

I, Scott Marcus Brezina, certify that:

1. The financial statements of Pansy Plants LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Pansy Plants LLC has not been included in this Form as Pansy Plants LLC was formed on 05/10/2022 and has not filed a tax return to date.

Signature   *Scott Marcus Brezina*

Name: Scott Marcus Brezina

Title: Owner